Exhibit 99.1

The share exchange described in this press release involves securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in the open market or through privately negotiated purchases.

Note:

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

October 30, 2026

Company name:	Mitsubishi Kakoki Kaisha, Ltd.

Representative:	Toshikazu Tanaka, Representative Director/President and CEO

(Securities code: 6331, TSE Prime Market)

Inquiries:	Toru Nakamura, General Manager, Finance Department

Telephone:	+81-44-333-5354

Notice Regarding Revision of Year-End Dividend Forecast

(Increase in Year-End Dividend and Commemorative Dividend)

Mitsubishi Kakoki Kaisha, Ltd. (the “Company”) hereby announces that in light of the most recent operating trends, to revise the year-end dividend forecasts for the fiscal year ending March 31, 2027 that was announced on May 15, 2026. Details are provided as follows.

1.	Revision of Year-End Dividend Forecast

Dividend per Share (Yen)

	Second quarter- end	Fiscal-year end	Total
Previous forecast (Announced on May 15,2026)	60.00 yen	60.00 yen	120.00 yen
Revised forecasts	-	75.00 yen (Ordinary dividend 69.00yen) (Commemorative didend 6.00yen)	135.00 yen
Actual results for the current Fiscal Year	60.00 yen	-	-
Actual results for the previous fiscal year (FY ended March 31,2026)	40.00 yen	75.00 yen	115.00 yen

2.	Reason for the Revision

The Company regards the return of profits to shareholders as one of its most important management policies. Accordingly, its basic dividend policy is to distribute earnings while maintaining a stable management base over the long term and strengthening internal reserves.

With respect to the year-end dividend for the fiscal year ending March 31, 2027, after considering the consolidated business results disclosed in the “Consolidated Financial Results for the Six Months Ended September 30, 2026 ” released today, as well as the shareholder return policy set forth in the “Medium-Term Management Plan (FY2025-FY2027),” the Company has decided to revise its previous year-end dividend forecast upward by 9yen per share to 69yen per share.

In addition, to commemorate the execution of the business integration agreement with Tsukishima Holdings Co., Ltd. on September 30, 2026, the Company plans to pay a commemorative dividend of 6yen per share as part of the year-end dividend.

As a result, the year-end dividend for the fiscal year ending March 31, 2027 is expected to be 75yen per share, consisting of an ordinary dividend of 69yen per share and a commemorative dividend of 6yen per share. Accordingly, the annual dividend is expected to total 135yen per share, representing an upward revision from the previous forecast.